MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

1 August 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, [redacted]
Washington, D.C

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 31st of July 2006, the Company filed with the London Stock Exchange an announcement regarding a Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
<u>MyTravel Group plc</u>

Enclosures

8/7

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:
BNY Norwich Union Nominees Ltd
4,449,152*

Chase GA Group Nominees Ltd	10,004,107*
Chase Nominees Ltd	276,438*
CUIM Nominee Ltd	3,920,431*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

1,635,193

6. Percentage of issued class

0.35%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

30p Ordinary Shares

RECEIVED
2006 AUG -7 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10. Date of transaction

25 July 2006

11. Date company informed

28 July 2006

12. Total holding following this notification

18,650,128* 30p Ordinary Shares

13. Total percentage holding of issued class following this notification

4.05% of the 30p ordinary shares
*beneficial interest only

14. Any additional information

Figures are based on the revised shares in issue of 461,003,277

15. Name of contact and telephone number for queries

Mike Vaux – 01706 74 6142

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Group Company Secretary

Date of notification

31 July 2006

AVIVA

Aviva plc PO Box 89 Surrey Street Norwich NR1 3DR www.aviva.com

RECEIVED
2006 AUG -7 A 9:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Karen, Pls deal on return. Thanks.

The Company Secretary
MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale
OL11 1SA

RECEIVED
28 JUL 2006
Company Secretary's

Direct Line: 01603 843362
Fax: 01603 680660
Our Ref: GRU/DP

27 July 2006

Dear Sir

MYTRAVEL GROUP PLC – SEDOL B06BLB4 (AMENDMENT)

The attached notification is provided to you, on behalf of Aviva plc and its subsidiaries, and in fulfilment of the obligations imposed by sections 198 to 202 of the Companies Act 1985.

If in future you would prefer to receive these notifications via e-mail please could you provide a suitable e-mail address that could be used for this purpose. Please direct your reply to globrep@norwich-union.co.uk.

Yours faithfully

Denise Peart

Denise Peart
for and on behalf of
Aviva plc

LH/0529/GRJ/07/02

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:	
BNY Norwich Union Nominees Ltd	4,449,152*
Chase GA Group Nominees Ltd	10,004,107*
Chase Nominees Ltd	276,438*
CUIM Nominee Ltd	3,920,431*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

1,635,193

6. Percentage of issued class

0.35%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ord GBP0.03

10. Date of transaction

25 July 2006

11. Date company informed

27 July 2006

12. Total holding following this notification

18,650,128*

*beneficial interest only

13. Total percentage holding of issued class following this notification

4.05%

14. Any additional information

Figures are based on the revised shares in issue of 461,003,277

15. Name of contact and telephone number for queries

16. Name and signature of authorised company official responsible for making this notification

Date of notification